FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

April 6, 2010

Item 3.

News Release

The news release was disseminated through Canada News Wire on April 6, 2010.

Item 4.

Summary of Material Change

CanAlaska Uranium Appoints Chief Financial Officer

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada,  April 6th, 2010 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) is pleased to announce that Mr. Ram Ramachandran, C.A. has been appointed Chief Financial Officer.

Mr. Ramachandran possesses over 25 years of financial reporting experience in a multitude of capacities.  For over 10 years he has consulted extensively on financial reporting and regulatory matters for public companies, accounting and law firms.

Mr. Ramachandran’s contributions to the capital markets include authoring and launching the "Canadian Securities Reporter", a proprietary public company subscription service.  He previously served as Associate Chief Accountant and Deputy Director, Corporate Finance at the Ontario Securities Commission and served as a principal in the national office of an international accounting firm.

Mr. Ramachandran was also a member of the OSC’s Continuous Disclosure Advisory Committee (2004-2006) and has completed the IFRS Certification program offered by the Institute of Chartered Accountants in England & Wales.  He originally qualified as a Chartered Accountant in England & Wales and subsequently became a C.A. in Ontario in 1984.

Mr. Ramachandran replaces Mr. Joseph Bowes.  Mr. Bowes had been active in the development of CanAlaska’s corporate growth, but has resigned to pursue personal interests.  The Company wishes him well in his future endeavours.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 6th day of April 2010.